ADECOAGRO S.A. ANNOUNCES EARLY RESULTS OF CASH TENDER OFFER FOR UP TO US$100.0 MILLION AGGREGATE PRINCIPAL AMOUNT OF 6.000% SENIOR NOTES DUE 2027
LUXEMBOURG, August 2, 2024 / PRNewswire / -- Adecoagro S.A. (the “Issuer”) announces the early results of its previously announced tender offer (the “Tender Offer”) to purchase for cash up to US$100.0 million in aggregate principal amount (subject to increase or decrease by the Issuer, in its sole discretion, the “Maximum Tender Amount”) of its 6.000% senior notes due 2027 (the “Notes”).
The Tender Offer is being made upon the terms and subject to the conditions set forth in an offer to purchase, dated July 22, 2024 (the “Offer to Purchase”). Any capitalized term used but not defined in this press release has the respective meaning set forth in the Offer to Purchase.
The following table sets forth the material pricing terms of the Tender Offer:

Title of Security	CUSIP / ISIN	Principal Amount Outstanding	Tender Offer Consideration(1)	Early Tender Premium (2)	Total Consideration(3)
6.000% Senior Notes due 2027	CUSIP No. 144A: 00676L AA4/ Reg. S: L00849 AA4 ISIN No. 144A: US00676LAA44/ Reg. S: USL00849AA47	US$500,000,000	US$950.00	US$30.00	US$980.00

(1)
The amount to be paid for each US$1,000 principal amount of Notes validly tendered after the Early Tender Date but at or prior to the Expiration Date and accepted for purchase. In addition, Accrued Interest (as defined herein) will be paid.

(2)	Per US$1,000 principal amount of Notes accepted for purchase.
(3)
The amount to be paid for each US$1,000 principal amount of Notes validly tendered at or prior to the Early Tender Date and accepted for purchase. The Total Consideration includes an Early Tender Premium of US$30.00 for each US$1,000 principal amount of Notes. In addition, Accrued Interest will be paid.

Consideration
Holders who validly tendered their Notes at or prior to 5:00 p.m., New York City time, on August 2, 2024 (such time and date, the “Early Tender Date”) and did not validly withdraw their Notes at or prior to 5:00 p.m., New York City time, on August 2, 2024 (such time and date, the “Withdrawal Date”) will be eligible to receive the Total Consideration of US$980.00 per US$1,000 principal amount of Notes tendered (the “Total Consideration”). The Total Consideration includes an Early Tender Premium of US$30.00 per US$1,000 principal amount of Notes tendered (the “Early Tender Premium”).
Holders who validly tender Notes after the Early Tender Date but at or prior to 5:00 p.m., New York City time, on August 19, 2024 (such time and date, the “Expiration Date”) will not be eligible to receive the Early Tender Premium and will therefore only be eligible to receive the Tender Offer Consideration of US$950.00 per US$1,000 principal amount of Notes tendered (the “Tender Consideration”).
Holders whose Notes are accepted for purchase pursuant to the Tender Offer will also be paid accrued and unpaid interest on the Notes (“Accrued Interest”) up to, but excluding, the applicable Settlement Date (as defined below).

Early Settlement and Final Settlement
As of the Early Tender Date, US$83,656,000 in aggregate principal amount of Notes had been validly tendered (and not validly withdrawn) by Holders.
Assuming satisfaction or waiver of the conditions to the Tender Offer, the Issuer will accept for purchase all of the Notes validly tendered (and not validly withdrawn) in the Tender Offer at or prior to the Early Tender Date and intends to make payment in cash of an amount equal to the Total Consideration, plus Accrued Interest for all such Notes on August 6, 2024 (the “Early Settlement Date”). The Withdrawal Date of 5:00 p.m., New York City time, on August 2, 2024 has passed and, accordingly, Notes validly tendered in the Tender Offer, including after the Early Tender Date, may not be withdrawn.
Subject to the Maximum Tender Amount, the Issuer expects to settle all Notes not previously settled on the Early Settlement Date, if any, on or about the second business day following the Expiration Date (the “Final Settlement Date”). Any references to “Settlement Date” refer to each of the Early Settlement Date and the Final Settlement Date as context may require.
Proration
The Tender Offer is not oversubscribed at the Early Tender Date. If the purchase of all Notes validly tendered after the Early Tender Date but at or prior to the Expiration Date (when combined with all Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Date) would cause the Issuer to accept for purchase an aggregate principal amount of Notes that exceeds the Maximum Tender Amount, then the Tender Offer will be oversubscribed at the Expiration Date and, assuming satisfaction or waiver of the conditions to the Tender Offer, the Issuer will purchase on the Final Settlement Date all Notes validly tendered after the Early Tender Date but at or prior to the Expiration Date and accepted for purchase, on a prorated basis according to the principal amount of such Notes, such that the Issuer purchases an aggregate principal amount of Notes that does not exceed the Maximum Tender Amount.
All tendered Notes not accepted will be promptly credited to the Holder's account with DTC or otherwise returned to the Holder without cost.
Conditions and Waiver
The Issuer's obligation to accept for purchase, and to pay for, Notes validly tendered and not validly withdrawn pursuant to the Tender Offer is conditioned upon the satisfaction or, when applicable, waiver of certain conditions set forth in the Offer to Purchase.
The Issuer has the right to amend or terminate the Tender Offer at any time and to increase or decrease the Maximum Tender Amount in its sole discretion, subject to applicable law. If the Tender Offer is terminated at any time, the Notes tendered will be promptly returned to the tendering Holders without compensation or cost to such Holders and will remain outstanding. The Issuer reserves the right, in its sole discretion, to not accept any tenders of Notes for any reason. The Issuer and its affiliates reserve the absolute right, in their sole discretion, from time to time to redeem or purchase any Notes that remain outstanding after the Expiration Date through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as they may determine, which may be more or less than the price to be paid pursuant to the Tender Offer.
The Tender and Information Agent
Copies of the Offer to Purchase are available to Holders from D.F. King & Co., Inc., the tender agent and the information agent for the Tender Offer (the “Tender and Information Agent”). Requests for copies of the Offer to Purchase should be directed to D.F. King at +1 (800) 755-7250 (toll-free), (212) 269-5550 (collect) or adecoagro@dfking.com.
The Dealer Managers
The Issuer has engaged J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC to act as dealer managers (the “Dealer Managers”) in connection with the Tender Offer. In such capacity, the Dealer Managers may contact Holders regarding the Tender Offer and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer to Purchase and related materials to beneficial owners of Notes. The Dealer Managers can be contacted at their telephone numbers set forth on the back cover page of the Offer to Purchase with questions regarding the Tender Offer.
Disclaimer
This press release must be read in conjunction with the Offer to Purchase. This press release and the Offer to Purchase contain important information that must be read carefully before any decision is made with respect to the Tender Offer. If any Holder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, from its attorney, accountant or other independent financial or legal adviser. None of the Issuer, the Guarantors, the Dealer Managers, the Tender and Information Agent or any affiliate of such persons expresses any opinion as to whether the terms of the Tender Offer are fair to any Holder. Holders must make their own decision as to whether to tender any Notes and, if so, the principal amount of Notes to tender.
Neither the Offer to Purchase nor any related documents have been filed with the U.S. Securities and Exchange Commission, nor have any such documents been filed with or reviewed by any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Offer to Purchase or any related documents, and it is unlawful and may be a criminal offense to make any representation to the contrary. This Offer to Purchase has not been approved by and will not be submitted for approval to the Commission de Surveillance du Secteur Financier for the purposes of approval under Regulation (EU) 2017/1129, as amended, and/or the Luxembourg Law dated 16 July 2019 on prospectuses for securities, as amended.
Under no circumstances shall this press release constitute an offer to buy or the solicitation of an offer to sell the Notes or any other securities of the Issuer, the Guarantors or any of their affiliates in the United States, the Grand Duchy of Luxembourg or in any other jurisdiction. The Tender Offer is not being made to, nor will the Issuer accept tenders of Notes from, Holders in any jurisdiction in which the Tender Offer would not be in compliance with the securities or blue sky laws of such jurisdiction.

Important Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or that relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described in this press release will be consummated or as to the ultimate terms of any such transactions. Neither the Issuer nor the Guarantors undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.
SOURCE Adecoagro S.A.